03 JUL 21 AM 7:21



ZURICH
FINANCIAL SERVICES



03024679

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/ih
Date July 16, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services regains direct Bâloise exposure" dated July 16, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Haberling

Andres Christen

Enclosure

dlw 7/21

News Release

File No. 82-50[illegible]

ZURICH FINANCIAL SERVICES

File No. 82-5089

Zurich Financial Services regains direct Bâloise exposure

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, July 16, 2003 – Entities of the Zurich Financial Services Group (Zurich) will buy from Strategic Money Management Company B.V. (SMM) 11,600,000 Bâloise shares at a price of CHF 47.30 per share amounting to an aggregate purchase price of CHF 548.7 million. Accordingly, the swap transaction announced on December 21, 2001, in connection with a sale of Bâloise shares under which Zurich retained an economic interest in such shares relative to a basket of Swiss and Dutch shares will be terminated.

David Wasserman, Chief Investment Officer and member of Zurich's Group Executive Committee, said, "The unwinding of the swap does not imply a strategic business interest in Bâloise; it has to be seen purely in the context of managing Zurich's insurance investment portfolio. The swap served us well, as price movements in Bâloise shares were partially offset by price movements of the basket of Swiss and Dutch shares. But at current Bâloise share prices, and taking into account the result of the swap, we prefer to hold Bâloise shares directly, as it will enhance our flexibility in managing our investment portfolio. After this transaction the relative exposure of the Bâloise investment within our equity investment portfolio, as well as our target total allocation to equities, remain roughly unchanged."

Upon closing of the transaction, which is subject to regulatory clearances, Zurich Financial Services Group will own 27.0% of the outstanding capital

ZURICH
FINANCIAL SERVICES

of Bâloise. Zurich's holding comprises 21.5% in Bâloise stocks, classified as "available for sale" and 5.5% as options on Bâloise stocks, accounted as derivatives.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN